Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2018	2017
Net income available to stockholders	$906	$3,050
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(39)	(73)
Earnings available to common shareholders	$867	$2,977
Shares Calculation
Average shares outstanding - Basic Common	5,076	5,025
Average shares outstanding - Basic Class B Common	2,069	2,090
Potential Common Stock relating to stock options and non-vested restricted stock	98	96
Average shares outstanding - Assuming dilution	7,243	7,211
Net Income Per Share: Basic Common	$0.13	$0.45
Net Income Per Share: Basic Class B Common	$0.10	$0.34
Net Income Per Share: Diluted Common	$0.12	$0.41

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